UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2 )*

TIBCO SOFTWARE INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

88632Q 10 3

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 pages

CUSIP No. 88632Q 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Vivek Ranadivé

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ Not Applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 8,501,975* 6. Shared Voting Power 2,700,000** 7. Sole Dispositive Power 8,501,975* 8. Shared Dispositive Power 2,700,000**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,201,975***

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.1%

12.	Type of Reporting Person (See Instructions) IN

*Consists of 501,976 shares owned by Vivek Ranadivé as of 12/31/02 and 7,999,999 shares beneficially owned pursuant to stock options exercisable within 60 days of 12/31/02. Mr. Ranadivé beneficially owns, but does not have voting or dispositive power, over an aggregate of 2,700,000 shares which have been irrevocably transferred to the Anjali Dea Ranadivé Trust, the Aneel Ryan Ranadivé Trust, the Andre Vivek Ranadivé Trust and the Ranadive Family Generation-Skipping Trust.

**Consists of an aggregate of 2,700,000 shares which have been irrevocably transferred to the following trusts, of which Mr. Ranadivé is a co-trustee: 150,000 shares owned by the Anjali Dea Ranadivé Trust, 150,000 shares owned by the Aneel Ryan Ranadivé Trust, 150,000 shares owned by the Andre Vivek Ranadivé Trust and 2,250,000 shares owned by the Ranadive Family Generation-Skipping Trust.

***Consists of 501,976 shares owned by Mr. Ranadivé as of 12/31/02 and 7,999,999 shares beneficially owned pursuant to stock options exercisable within 60 days of 12/31/02 and registered in the name of Vivek Ranadivé and an aggregate of 2,700,000 shares which have been transferred to the Anjali Dea Ranadivé Trust, the Aneel Ryan Ranadivé Trust, the Andre Vivek Ranadivé Trust and the Ranadive Family Generation-Skipping Trust).

Page 2 of 6 pages

Item 1.

(a)	Name of Issuer: TIBCO Software Inc.

(b)	Address of Issuer’s Principal Executive Offices:	3303 Hillview Avenue Palo Alto, CA 94304

Item 2.

(a)	Name of Person Filing: Vivek Ranadivé

(b)	Address of Principal Business Office or, if none, Residence:	c/o TIBCO Software Inc. 3303 Hillview Avenue Palo Alto, CA 94304

(c)	Citizenship: USA

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 88632Q 10 3

Item 3.    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

Page 3 of 6 pages

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.    Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount of beneficially owned: 11,201,975***

(b)	Percent of class: 5.1%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 8,501,975*

	(ii)	Shared power to vote or to direct the vote 2,700,000**

	(iii)	Sole power to dispose or to direct the disposition of 8,501,975*

	(iv)	Shared power to dispose or to direct the disposition of 2,700,000**

*Consists of 501,976 shares owned by Vivek Ranadivé as of 12/31/02 and 7,999,999 shares beneficially owned pursuant to stock options exercisable within 60 days of 12/31/02. Mr. Ranadivé beneficially owns, but does not have voting or dispositive power, over an aggregate of 2,700,000 shares which have been irrevocably transferred to the Anjali Dea Ranadivé Trust, the Aneel Ryan Ranadivé Trust, the Andre Vivek Ranadivé Trust and the Ranadive Family Generation-Skipping Trust.

**Consists of an aggregate of 2,700,000 shares which have been irrevocably transferred to the following trusts, of which Mr. Ranadivé is a co-trustee: 150,000 shares owned by the Anjali Dea Ranadivé Trust, 150,000 shares owned by the Aneel Ryan Ranadivé Trust, 150,000 shares owned by the Andre Vivek Ranadivé Trust and 2,250,000 shares owned by the Ranadive Family Generation-Skipping Trust.

***Consists of 501,976 shares owned by Mr. Ranadivé as of 12/31/02 and 7,999,999 shares beneficially owned pursuant to stock options exercisable within 60 days of 12/31/02 and registered in the name of Vivek Ranadivé and an aggregate of 2,700,000 shares which have been transferred to the Anjali Dea Ranadivé Trust, the Aneel Ryan Ranadivé Trust, the Andre Vivek Ranadivé Trust and the Ranadive Family Generation-Skipping Trust).

Item 5.    Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

Mr. Ranadivé is a co-trustee of the following trusts to which an aggregate of 2,700,000 shares have been irrevocable transferred: 150,000 shares owned by the Anjali Dea Ranadivé Trust, 150,000 shares owned by the Aneel Ryan Ranadivé Trust, 150,000 shares owned by the Andre Vivek Ranadivé Trust and 2,250,000 shares owned by the Ranadive Family Generation-Skipping Trust. Mr. Ranadivé beneficially owns, but does not have voting or dispositive power over the 2,700,000 shares that have been transferred to the trusts.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

Page 4 of 6 pages

Item 8.    Identification and Classification of Members of the Group

Not applicable.

Item 9.    Notice of Dissolution of Group

Not applicable.

Item 10.    Certification

Not applicable.

Page 5 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set in this statement is true, complete and correct.

February 13, 2003
Date

/s/ VIVEK RANADIVÉ
Signature

/s/ VIVEK RANADIVÉ
Name

Page 6 of 6 pages